Exhibit 99.1
TELUS International reports fourth quarter and full-year 2022 results, delivering double-digit revenue growth, strong profitability and cash flow for the year; sets 2023 outlook for continued robust double-digit profitable growth

Q4 revenue of $630 million, up 5% year-over-year and 9% on a constant currency basis1; full-year revenue of $2,468 million, up 12% year-over-year and 16% on a constant currency basis
Q4 net income of $34 million and full-year net income of $183 million, compared with $36 million and $78 million in the prior year, respectively
Q4 diluted EPS of $0.13 and full-year diluted EPS of $0.68, compared with $0.13 and $0.29 in the prior year, respectively
Q4 Adjusted EBITDA1 of $157 million, 10% higher year-over-year; full-year Adjusted EBITDA of $607 million, 12% higher than prior year
Q4 Adjusted Diluted EPS1 of $0.35, 25% higher year-over-year; full-year Adjusted Diluted EPS of $1.23, 23% higher than prior year
Continued healthy cash flow and improved leverage position in Q4; post-WillowTree acquisition, leverage remains within target steady-state range
2023 outlook plans for continued double-digit profitable growth

Vancouver, Canada – February 9, 2023 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, today released its results for the fourth quarter and full-year ended December 31, 2022. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“In 2022, our highly-engaged and talented TELUS International team members delivered on our collective commitment to grow the business profitably and give back to the communities where we operate, even amidst challenging macroeconomic conditions,” said Jeff Puritt, President and CEO of TELUS International. “Indeed, recessionary headwinds continued through the fourth quarter, impacting the timing and velocity of new projects, and we expect this dynamic to persist at least in the near term. Despite this, TELUS International has remained resilient, backed by our reputation as a trusted partner and strategic advisor for over 650 global clients, which enables us to capture opportunities of near-term vendor consolidation and strongly positions us to benefit from longer-term digital transformation tailwinds.”

Jeff continued, “In the fourth quarter, the majority of our new clients were primarily headquartered in the United States and included: a consulting company that supports complex government, defense, and intelligence projects; one of the fastest growing e-commerce companies that specializes in travel and entertainment; and an innovative artificial intelligence-powered developer and service provider in the sales and marketing space. In Europe, our team won new business with a leading digital investment platform that makes investing easy and affordable. We were also
1 Revenue growth on a constant currency basis and Adjusted Diluted EPS are non-GAAP ratios, while Adjusted EBITDA is a non-GAAP financial measure. See the Non-GAAP section of this news release.

successful in our focused efforts to expand engagements across our existing client base, most notably increasing our share of wallet with a diversified list of clients that included: an American online food ordering and delivery platform; a global professional services firm focused on human resources and project management; a leading video social media platform; a dealer of heavy equipment and power generation in the US; and one of the largest American multinational telecommunications conglomerates.”

Jeff added, “In January, we officially welcomed the team at WillowTree, now a TELUS International Company, and immediately began working together to identify and execute on exciting cross-selling opportunities between our respective clients. This includes the significant expansion of services we plan to provide for our parent company TELUS Corporation, as they further enhance and transform the customer experiences they provide across their broad portfolio of businesses, including health, agriculture and consumer goods. These opportunities at hand and others in the pipeline help to set the stage for our ongoing success in the quarters ahead. TELUS International has carved out a unique position in the industry, and in 2022 was recognized as one of the Forbes Best Employers for Diversity and listed on Mogul’s Top 100 Workplaces for Diverse Representation, and for the second consecutive year, our proprietary Agent Assist bot was named the Best Informational Bot Solution in the AI Breakthrough Awards. These achievements are made possible by our team members, and for the ninth consecutive year, TELUS International scored in the top quartile for employee engagement in our annual global survey conducted by third-party provider, Kincentric. Our ability to consistently maintain this leadership position is in turn a testament to our caring culture that comes to life in small everyday moments throughout the business in addition to our large-scale TELUS Days of Giving volunteer events and five community boards located across the globe. These initiatives are part of our broader ongoing efforts to further develop and enhance our environmental, social and governance commitments to create incremental benefits and value for all stakeholders that you can read more about in our first stand-alone sustainability report to be issued in April.”

Vanessa Kanu, CFO said, “While macroeconomic pressures outside of our direct control impacted the latter part of 2022, TELUS International demonstrated remarkable resiliency in profitability. For the full year, revenues grew 12%, or 16% on a constant currency basis, while delivering Adjusted EBITDA margins at the high end of our latest outlook range, along with Adjusted Diluted EPS growth of 23%. Our ability to generate strong cash flow and reduce debt was also on display in 2022, with our Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement beginning the year at 2.1x and ending the year at 1.1x. As expected, upon the close of the WillowTree acquisition on January 3rd, this ratio was 2.9x and remains within our target steady-state range of 2-3x. We believe the growth and cash flow characteristics shared by both companies will support further deleveraging over the near term.”

Vanessa concluded, “Looking ahead, our 2023 outlook recognizes that while macroeconomic challenges are still present, TELUS International expects to continue to deliver double-digit revenue growth and strong profitability. The opportunities to grow with our existing clients are exciting, as many are actively seeking new ways to leverage best in class technology solutions, while reducing their own costs, or as we like to say, “to do better with less!” There are also significant cross-sell opportunities that we intend to capture in connection with the WillowTree acquisition, including spend displacement opportunities within our parent company, TELUS Corporation.”

Provided below are financial and operating highlights that include certain non-GAAP measures. See the Non-GAAP section of this news release for a discussion on such measures.
Q4 2022 vs. Q4 2021 highlights
▪Revenue of $630 million, up $30 million or 5% compared with the same period in the prior year was driven by growth in services provided to existing and new clients. Our revenue growth included an unfavourable foreign currency impact of approximately 4% compared with the same quarter of the prior year, which was predominantly driven by the strengthening U.S. dollar exchange rate against the euro.
▪Net income of $34 million and diluted EPS of $0.13, compared with $36 million and $0.13 respectively, in the same quarter of the prior year. Net income margin, calculated by dividing net income by revenue for the period, was 5.4%, down from 6.0% for the same quarter in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income2, which excludes the impact of such items, was 27% higher year-over-year at $95 million in the fourth quarter of 2022, up from $75 million in the same quarter of the prior year.
▪Adjusted EBITDA was $157 million, up 10% from $143 million in the same quarter of the prior year, driven by business volume growth and operational efficiency improvements and other cost rationalizations. These factors resulted in Adjusted EBITDA Margin2 of 24.9%, an increase from 23.8% in the same quarter of the prior year. Adjusted Diluted EPS was $0.35, 25% higher year-over-year.
▪Cash provided by operating activities was $84 million, up 17% from $72 million in the same quarter of the prior year, and Free Cash Flow2 was $60 million, up 62% from $37 million in the same quarter of the prior year, driven by higher cash provided by operating activities from business growth, lower net outflows from working capital and lower share-based compensation payments.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 1.1x as of December 31, 2022, further improved from 1.3x as of September 30, 2022, and 2.1x as of December 31, 2021, reflecting continued debt repayment from cash provided by operating activities. In connection with our acquisition of WillowTree, our credit facility was upsized to $2 billion in late December and extended for 5 years on similar terms to our prior agreement. Following the close of the acquisition of WillowTree in early January 2023, Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement increased to 2.9x and remains within the target steady-state range of 2-3x.
▪Team member count was 73,142 as of December 31, 2022, an increase of 18% year-over-year, with growth across various geographies.
2022 vs. 2021 highlights
▪Revenue of $2,468 million, up $274 million or 12% increase year-over-year was driven by growth in services provided to existing and new clients. Our revenue growth included an unfavourable foreign currency impact of approximately 4% compared with the prior year, which was predominantly driven by the strengthening U.S. dollar exchange rate against the euro.
▪Net income of $183 million and diluted EPS of $0.68, compared with $78 million and $0.29 respectively, in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income, which excludes the impact of such items, was 24% higher year-over-year at $332 million, compared with $267 million in the prior year.
▪Adjusted EBITDA of $607 million, up 12% from $540 million in the prior year, driven by the increase in revenue, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business, and Adjusted EBITDA margin of 24.6% was consistent with the prior year. Adjusted Diluted EPS was $1.23, up 23% from $1.00 in the prior year.
▪Cash provided by operating activities was $437 million, up 41% from $311 million in the prior year, and Free Cash Flow was $333 million, up 59% from $210 million in the prior year, driven by higher operating profits generated from business growth, lower net outflows from working capital and lower share-based compensation payments.

A discussion of our results of operations is included in our 2022 Management’s Discussion and Analysis dated February 9, 2023 and filed on SEDAR and “Item 5: Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, dated February 9, 2023 and filed on EDGAR. Such materials and additional information are also provided at telusinternational.com/investors.

Outlook
2 Adjusted Net Income and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin is a non-GAAP ratio. See the Non-GAAP section of this news release.

Management has released the following full-year outlook for 2023:

•Revenue in the range of $2,970 to $3,030 million, including $255 to $260 million from WillowTree, a TELUS International Company, representing growth of 20.3% to 22.8% on a reported basis, and growth of 10% to 12% excluding WillowTree. This assumes an average exchange rate of one euro to 1.08 U.S. dollars for 2023
•Adjusted EBITDA in the range of $705 to $725 million, representing growth of 16% to 19%, and Adjusted EBITDA Margin in the range of 23.7% to 23.9%
•Adjusted Diluted EPS in the range of $1.20 to $1.25, which includes equity issued and higher interest charges on debt taken associated with the recently closed WillowTree acquisition

Q4 2022 investor call
TELUS International will host a conference call today, February 9, 2023 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the fourth quarter and full-year results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, and revenue on a constant currency basis are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, and revenue growth on a constant currency basis are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions. In the fourth quarter of 2022, we changed our presentation of cash interest paid from cash flows from operating activities to cash flows from financing activities as permitted by IAS 7, Statement of cash flows, which resulted in a change in Free Cash Flow; for additional details, see Note 1(a) of our audited consolidated financial statements as at and for the year ended December 31, 2022 filed on SEDAR and included in our Annual Report on Form 20-F filed on EDGAR.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue using foreign exchange rates prevailing in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth using foreign exchange rates prevailing in the comparable prior period.

We have not provided a quantitative reconciliation of our full-year 2023 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2023 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2023 results, our business, operations and financial performance and condition, as well as statements relating to the expected benefits and synergies of our acquisition of WillowTree and its impact on our business, including expectations regarding rapid-deleveraging and the ability to obtain valuable cross-selling opportunities and diversify the client base. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2023 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business, the benefits, synergies and risks related to our acquisition of WillowTree, and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2023 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate and realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of global conditions on our and our clients’ businesses, including a potential economic recession, rising interest rates, the Russia-Ukraine conflict and variants arising from the COVID-19 pandemic on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results could be adversely affected by a number of global conditions, and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose one or more members of our senior management.

▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
▪Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including our recently completed acquisition of WillowTree or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients / revenue.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS Corporation will, for the foreseeable future, control the TELUS International board of directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2023 and available on EDGAR.

TELUS International (Cda) Inc.
Consolidated Statements of Income

	Three months		Twelve months
Periods ended December 31 (US$ millions except earnings per share)	2022	2021	2022	2021
REVENUE	$630	$600	$2,468	$2,194

OPERATING EXPENSES
Salaries and benefits	349	332	1,393	1,222
Goods and services purchased	124	125	468	432
Share-based compensation	5	9	25	75
Acquisition, integration and other	23	5	40	23
Depreciation	36	30	124	115
Amortization of intangible assets	32	36	134	142
	569	537	2,184	2,009

OPERATING INCOME	61	63	284	185

OTHER (INCOME) EXPENSES
Interest expense	12	8	41	44
Foreign exchange loss (gain)	18	(2)	(7)	(1)
INCOME BEFORE INCOME TAXES	31	57	250	142
Income tax (recovery) expense	(3)	21	67	64
NET INCOME	$34	$36	$183	$78

EARNINGS PER SHARE
Basic	$0.13	$0.14	$0.69	$0.30
Diluted	$0.13	$0.13	$0.68	$0.29

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	267	266	266	264
Diluted	269	269	270	267

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at (US$ millions)	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$125	$115
Accounts receivable	428	414
Due from affiliated companies	81	53
Income and other taxes receivable	7	6
Prepaid and other assets	35	36
Current portion of derivative assets	19	3
	695	627
Non-current assets
Property, plant and equipment, net	449	405
Intangible assets, net	1,008	1,158
Goodwill	1,350	1,380
Derivative assets	13	—
Deferred income taxes	14	23
Other long-term assets	27	33
	2,861	2,999
Total assets	$3,556	$3,626

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$290	$336
Due to affiliated companies	111	71
Income and other taxes payable	67	67
Current maturities of long-term debt	83	328
Current portion of derivative liabilities	1	5
	552	807
Non-current liabilities
Long-term debt	881	820
Derivative liabilities	—	17
Deferred income taxes	264	305
Other long-term liabilities	21	22
	1,166	1,164
Total liabilities	1,718	1,971

Owners’ equity	1,838	1,655
Total liabilities and owners’ equity	$3,556	$3,626

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

	Three months		Twelve months
Periods ended December 31 (US$ millions)	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income	$34	$36	$183	$78
Adjustments:
Depreciation and amortization	68	66	258	257
Interest expense	12	8	41	44
Income tax (recovery) expense	(3)	21	67	64
Share-based compensation	5	9	25	75
Change in market value of derivatives and other	25	6	2	—
Net change in non-cash operating working capital	(7)	(40)	(26)	(69)
Share-based compensation payments	(5)	(15)	(19)	(45)
Income taxes paid, net	(45)	(19)	(94)	(93)
Cash provided by operating activities	84	72	437	311

INVESTING ACTIVITIES
Cash payments for capital assets	(29)	(32)	(105)	(99)
Cash payments for other assets	—	—	(13)	—
Cash payments for acquisitions, net of cash acquired	(1)	—	(1)	(11)
Cash used in investing activities	(30)	(32)	(119)	(110)

FINANCING ACTIVITIES
Shares issued	1	1	3	527
Share issuance costs	—	—	—	(34)
Withholding taxes paid related to net share settlement of equity awards	—	(2)	(1)	(5)
Repayment of long-term debt	(475)	(77)	(682)	(765)
Long-term debt issued	411	32	411	71
Debt issuance costs	(8)	—	(8)	—
Interest paid on credit facilities	(7)	(8)	(23)	(29)
Cash used in financing activities	(78)	(54)	(300)	(235)

Effect of exchange rate changes on cash and cash equivalents	6	(1)	(8)	(4)

CASH POSITION
(Decrease) increase in cash and cash equivalents	(18)	(15)	10	(38)
Cash and cash equivalents, beginning of period	143	130	115	153
Cash and cash equivalents, end of period	$125	$115	$125	$115

Non-GAAP reconciliations

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ millions, except percentages)	2022	2021	2022	2021
Revenue, as reported	$630	$600	$2,468	$2,194
Foreign exchange on 2022 revenue using 2021 rates	21		87
Revenue on a constant currency basis	651		2,555
Revenue growth	5%		12%
Revenue growth on a constant currency basis	9%		16%

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ millions, except per share amounts)	2022	2021	2022	2021
Net income	$34	$36	$183	$78
Add back (deduct):
Acquisition, integration and other	23	5	40	23
Share-based compensation	5	9	25	75
Foreign exchange loss (gain)	18	(2)	(7)	(1)
Amortization of purchased intangible assets	30	33	121	132
Tax effect of the adjustments above	(15)	(6)	(30)	(40)
Adjusted Net Income	$95	$75	$332	$267
Adjusted Basic Earnings Per Share	$0.36	$0.28	$1.25	$1.01
Adjusted Diluted Earnings Per Share	$0.35	$0.28	$1.23	$1.00

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ millions, except percentages)	2022	2021	2022	2021
Net income	$34	$36	$183	$78
Add back (deduct):
Acquisition, integration and other	23	5	40	23
Share-based compensation	5	9	25	75
Foreign exchange loss (gain)	18	(2)	(7)	(1)
Depreciation and amortization	68	66	258	257
Interest expense	12	8	41	44
Income taxes	(3)	21	67	64
Adjusted EBITDA	$157	$143	$607	$540
Net income margin	5.4%	6.0%	7.4%	3.6%
Adjusted EBITDA Margin	24.9%	23.8%	24.6%	24.6%

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ millions)	2022	2021	2022	2021
Cash provided by operating activities	$84	$72	$437	$311
Less: capital expenditures	(24)	(35)	(104)	(101)
Free Cash Flow	$60	$37	$333	$210

Calculation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement

As at (US$ millions, except for ratio)	December 31, 2022	December 31, 2021

Outstanding credit facility	742	941
Contingent facility utilization	7	7
Net derivative	1	19
Cash balance[1]	(125)	(100)
Net Debt as per credit agreement	$625	$867
Adjusted EBITDA (trailing 12 months)	$607	$540
Adjustments required as per credit agreement	(63)	(118)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	1.1	2.1
1 A cash balance of $125 million is used in accordance with the maximum permitted ($150 million) under the credit agreement (previous maximum permitted was $100 million); actual cash balance as of December 31, 2022 and December 31, 2021 was $125 million and $115 million, respectively.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.1 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com